Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Alan R. Gedrich

agedrich@stradley.com

(215) 564-8050

June 9, 2014

Filed Via EDGAR (CIK #0001592900)
James E. O’Connor, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Alpha Architect ETF Trust (the “Trust”) (File Nos. 811-22961 and 333-195493)

Dear Mr. O’Connor:

On behalf of the above-referenced Trust, submitted herewith via the EDGAR system, please find the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via email to me on May 23, 2014 with regard to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the Commission on April 25, 2014 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), in order to register the ValueShares U.S. Quantitative Value ETF, ValueShares International Quantitative Value ETF, MomentumShares U.S. Quantitative Momentum ETF and MomentumShares International Quantitative Momentum ETF series of shares of the Trust (each a “Fund” and, collectively, the “Funds”).  Each comment from the Staff is reproduced below, followed by the Trust’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.  As requested, to the extent that a comment is applicable to more than one Fund, we have made the change to the Registration Statement contemplated in our response to all applicable Funds.

GENERAL COMMENTS

1.             Comment:  We note that substantial portions of the disclosure in the Registration Statement are incomplete or apparently (based on the use of brackets) tentative.  We may have additional comments: on such portions, when you complete or finalize them in a pre-

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June 9, 2014

effective amendment; on disclosures made in response to this letter; on information supplied supplementally; and on any exhibits added in a pre-effective amendment.

Response:  The Trust confirms that all outstanding information will be incorporated into the Registration Statement in a pre-effective amendment filing prior to effectiveness.

2.             Comment:  Please advise us if you expect to submit an additional exemptive application or a no-action request in connection with your Registration Statement.  (We note that the Trust has been granted exemptive relief in Release Nos. IC-30988 (notice of exemptive application) and IC-31018 (order).)

Response:  The Trust currently does not anticipate submitting an additional exemptive application or no-action request in connection with the Registration Statement.

PROSPECTUS COMMENTS

ValueShares U.S. Quantitative Value ETF:

Fees and Expenses, page 1

3.             Comment:  Please delete the second sentence in the narrative explanation to the fee table.  It is neither permitted nor required by Item 3 of Form N-1A.  See General Instruction C.3.(b) to Form N-1A.

Response:  After carefully considering your comment, the Trust did not make the requested change.  The second sentence in the narrative explanation clarifies that the Fund operates under a unified fee structure whereby Empowered Funds, LLC (the “Adviser”) bears all of its own costs associated with providing advisory services and all expenses of the Fund, except for the fee payment under the Advisory Agreement and certain other fees, expenses and payments.  The Trust believes that this sentence is not inconsistent with Item 3 of Form N-1A.  The Trust also believes that removing this sentence would render the information presented in the Annual Fund Operating Expenses table potentially misleading and would serve to create investor confusion.

4.             Comment:  Please delete footnote “1,” which describes the Fund’s 12b-1 plan.  It is neither permitted nor required by Item 3.

Response:  After carefully considering your comment, the Trust did not make the requested change.  Footnote “1” clarifies that, while the Board of Trustees of the Trust has adopted a Rule 12b-1 Plan for the Fund, no such fees are currently paid by the Fund.  The Trust believes that this footnote is not inconsistent with Item 3 of Form N-1A.  The Trust also believes that removing this footnote would render the information presented in the Annual Fund Operating Expenses table potentially misleading and would serve to create investor confusion.

U.S. Securities and Exchange Commission
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Principal Investment Strategies, page 2

5.             Comment:  The second paragraph states: “The Fund will invest primarily in equity securities, including the common stock of U.S. companies.”  Please identify specifically the types of equity securities in which the Fund will principally invest.  See Item 4(a) of Form N-1A.

Response:  In response to your comment, the above-cited disclosure has been revised as follows:

The Fund will invest primarily in the common stock of U.S. companies.

6.             Comment:  The fourth paragraph states: “While the Fund will invest in approximately 50 of the top equity securities…the quantity of holdings in the Fund will be based on a number of factors, including the asset size of the Fund and the number of companies that satisfy the Adviser’s quantitative measurements at any one time.”  Please define or delete the term “top.”  Please disclose the universe of securities from which the adviser will choose investments.  Please clarify the meaning of “approximately 50” in light of the substantial flexibility built into the quoted statement.

Response:  In response to your comment, the above-cited disclosure has been revised as follows:

While the Fund will invest in approximately 50 U.S. equity securities as determined by its quantitative value factors, the quantity of holdings in the Fund will be based on a number of factors, including the asset size of the Fund and the number of companies that satisfy the Adviser’s quantitative measurements at any one time.

While the Fund, under normal market conditions, expects to invest in approximately 50 U.S. equity securities, the exact number of Fund holdings may vary based on certain factors, as disclosed in the prospectus.  Therefore, the Trust has retained the use of the language “approximately 50.”

Principal Risks, page 3

7.             Comment: Please identify “the Exchange” referred to in the paragraph “Premium-Discount Risk.”

Response:  In response to your comment, the second sentence in the “Premium-Discount Risk” paragraph in the summary section of the prospectus has been revised as follows:

The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on BATS Exchange, Inc. (“Exchange”).

U.S. Securities and Exchange Commission
June 9, 2014

Performance, page 4

8.             Comment:  If applicable, include a statement explaining that updated performance information will be available and providing a web site address and/or a toll-free (or collect) telephone number where the updated information may be obtained.  See Item 4(b)(2)(i) of Form N-1A.

Response:  In response to your comment, the following disclosure has been added at the end of the “Performance” section in the summary section of the prospectus.

Once the Fund has commenced operations, you can obtain updated performance information at www.valueshares.com.

ValueShares International Quantitative Value ETF:

Principal Investment Strategies, page 7

9.             Comment:  Please define the term “companies located outside the U.S.”

Response:  In response to your comment, the first sentence in the first paragraph under “Principal Investment Strategies” in the summary section of the prospectus has been revised as follows:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing primarily in equity securities of international companies that the Adviser believes, based on quantitative analysis, are undervalued at the time of purchase and have the potential for capital appreciation.

In addition, the first sentence in the second paragraph under “Principal Investment Strategies” in the summary section of the prospectus has been revised as follows:

The Fund will invest primarily in the common stock of international companies and depositary receipts.

Corresponding revisions have also been made to the “Additional Information About The Funds’ Investment Strategies And Risks” section of the prospectus.

Foreign Investment Risk, page 8

10.           Comment:  If the Fund may invest in companies located in emerging markets, please disclose the risks of such investments.

Response:  The Fund does not currently intend to invest in companies located in emerging markets.

U.S. Securities and Exchange Commission
June 9, 2014

MomentumShares U.S. Quantitative Momentum ETF:

Principal Investment Strategies, page 12

11.           Comment:  The disclosure states: “The Adviser considers a security to have positive momentum primarily if it has a return over the prior twelve months that ranks in the top decile of its relevant universe at the time of purchase.”  Please define the terms “return,” “relevant universe,” and “return path.”

Response:  In response to your comment, the second and third sentences in the first paragraph under “Principal Investment Strategies” in the summary section of the prospectus have been revised as follows:

The Adviser considers a security to have positive momentum primarily if it has a total return performance, expressed as the magnitude of profitability for the security in percentage terms, over a certain period (e.g., the prior twelve months) that ranks it at or near the top of its relevant universe (i.e., U.S. equity securities that meet the Fund’s trading volume and market liquidity criteria) at the time of purchase. In assessing positive momentum, the Adviser may also consider additional factors, such as the security’s return over intermediate periods (e.g., the most recent quarter) or other time periods, as well as the characteristics of the security’s return path (such as comparisons of the security’s more recent individual monthly returns against less recent individual monthly returns).

Principal Risks, page 13

12.           Comment:  Principal Risks, page 13 - Are there additional principal risks associated with the “momentum” style, e.g., that the securities purchased may be overpriced?  If so, please disclose them here.

Response:  In response to your comment, the “Momentum Style Risk” paragraph under the “Additional Information About the Funds’ Risks” section of the prospectus has been revised as follows.

Momentum Style Risk.  Investing in or having exposure to securities with positive momentum entails investing in securities that have had above-average recent returns. These securities may be more volatile than a broad cross-section of securities.  Returns on securities that have previously exhibited price momentum may be less than returns on other styles of investing.  Momentum can turn quickly and cause significant variation from other types of investments, and stocks that previously exhibited high momentum may not experience continued positive momentum.  In addition, there may be periods when the momentum style is out of favor, and during which the investment performance of a Fund using a momentum strategy may suffer.

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June 9, 2014

ValueShares International Quantitative Value ETF:

13.           Comment:  Please expressly describe how, as stated on page 24, the Fund will “invest its assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

Response:  In response to your comment, the following paragraph has been added to the “Additional Information About The Funds’ Investment Strategies And Risks” section of the prospectus:

For purposes of the Fund’s investments, securities of international companies include the securities of any company (a) that is organized outside of the United States; (b) that is included in the Fund’s benchmark index, the MSCI EAFE Index; (c) that has its headquarters or principal location of operations in a country outside of the United States; (d) whose primary listing is on a securities exchange or market outside of the United States; or (e) that derives a majority of its revenues outside of the United States.

ValueShares U.S. Quantitative Value ETF:

14.           Comment:  Please identify the Fund’s “benchmark index” that is referred to on page 23.

Response:  In response to your comment, the disclosure referenced above has been revised as follows:

For purposes of the Fund’s investments, securities of U.S. companies include the securities of any company organized outside of the United States: (a) that is included in the Fund’s benchmark index, the S&P 500® Index; (b) that has its headquarters or principal location of operations in the United States; (c) whose primary listing is on a securities exchange or market in the United States; or (d) that derives a majority of its revenues in the United States.

MomentumShares U.S. Quantitative Momentum ETF:

15.           Comment:  Please identify the Fund’s “benchmark index” that is referred to on page 25.

Response:  In response to your comment, the disclosure referenced above has been revised as follows:

For purposes of the Fund’s investments, securities of U.S. companies include the securities of any company organized outside of the United States: (a) that is included in the Fund’s benchmark index, the S&P 500® Index; (b) that has its headquarters or principal location of operations in the United States; (c) whose primary listing is on a securities exchange or market in the United States; or (d) that derives a majority of its revenues in the United States.

U.S. Securities and Exchange Commission
June 9, 2014

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS:

Investment Policies and Restrictions, page 6

16.           Comment:  Please revise restriction 7 to specifically describe the Fund’s concentration policy in terms of the definition of concentration applicable to open-end funds in Instruction 4 to Item 9(b)(1) of Form N-1A.

Response:  In response to your comment, restriction 7 has been revised as follows:

The Funds will not concentrate their investments in a particular industry or group of industries, as that term is used in the Investment Company Act.

In addition, the following disclosure has been added at the end of the first paragraph following the individual fundamental restrictions:

With respect to the fundamental investment limitation relating to concentration set forth in (7) above, the Investment Company Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a Fund’s net assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The fundamental investment limitation in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time.

17.           Comment:  The paragraph following the individual fundamental restrictions states that “any borrowing by a Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the Investment Company Act or the relevant rules, regulations or interpretations thereunder.”  It is the staff’s position that the total of a fund’s loans are limited to one-third of the fund’s total assets.  See Salomon Brothers (May 4, 1975) and Brinson Funds (November 25, 1997).  “The one-third of total assets guideline is derived from Section 18(f) of the Investment Company Act.” (Brinson Funds.)  Accordingly, please revise the quoted statement to reflect the fact that the one-third-of-assets coverage requirement applicable to a Fund’s borrowings and loans of portfolio securities is continuous for both.

Response:  In response to your comment, the first paragraph following the individual fundamental restrictions has been replaced with the following:

The following notations are not considered to be part of each Fund’s fundamental investment limitation and are subject to change without shareholder approval.  If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of a Fund’s investments will not constitute a violation of such limitation.  Thus, a Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund’s assets, except that any borrowing by a Fund that exceeds the

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fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the Investment Company Act or the relevant rules, regulations or interpretations thereunder, as described below.

With respect to the fundamental investment limitation relating to borrowing set forth in (1) above, pursuant to Section 18(f)(1) of the Investment Company Act, a Fund may not issue any class of senior security or sell any senior security of which it is the issuer, except that a Fund shall be permitted to borrow from any bank so long as immediately after such borrowings, there is an asset coverage of at least 300% and that in the event such asset coverage falls below this percentage, the Fund shall reduce the amount of its borrowings, within three days, to an extent that the asset coverage shall be at least 300%.  With respect to the fundamental investment limitation relating to lending set forth in (6) above, this means that a Fund may not make loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties.  This limitation does not apply to (i) the lending of portfolio securities, (ii) the purchase of debt securities, other debt instruments, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (iii) repurchase agreements to the extent the entry into a repurchase agreement is deemed to be a loan. With respect to the fundamental investment limitation relating to concentration set forth in (7) above, the Investment Company Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a Fund’s net assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The fundamental investment limitation in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time.

Securities Lending, page 7

18.           Comment:  Please disclose the following additional conditions that must be met whenever a Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs.  See State Street Bank and Trust Co. (September 29, 1972) and State Street Bank and Trust Co. (January 29, 1972).

Response:  In response to your comment, the “Securities Lending” section in the SAI has been revised as follows:

The Funds may make secured loans of their portfolio securities; however, securities loans will not be made if, as a result, the aggregate amount of all outstanding securities loans

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by a Fund exceeds 33 1/3% of its total assets (including the market value of collateral received).  For purposes of complying with a Fund’s investment policies and restrictions, collateral received in connection with securities loans is deemed an asset of the Fund to the extent required by law.

To the extent a Fund engages in securities lending, securities loans will be made to broker-dealers that the Adviser believes to be of relatively high credit standing pursuant to agreements requiring that the loans continuously be collateralized by cash, liquid securities, or shares of other investment companies with a value at least equal to the market value of the loaned securities.  As with other extensions of credit, a Fund bears the risk of delay in the recovery of the securities and of loss of rights in the collateral should the borrower fail financially.  A Fund also bears the risk that the value of investments made with collateral may decline.

For each loan, the borrower usually must maintain with the Fund’s custodian collateral with an initial market value at least equal to 102% of the market value of the domestic securities loaned (or 105% of the market value of foreign securities loaned), including any accrued interest thereon. Such collateral will be marked-to-market daily, and if the coverage falls below 100%, the borrower will be required to deliver additional collateral equal to at least 102% of the market value of the domestic securities loaned (or 105% of the foreign securities loaned).

A Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. A Fund also continues to receive any distributions paid on the loaned securities. A Fund seeks to maintain the ability to obtain the right to vote or consent on proxy proposals involving material events affecting securities loaned.  However, a Fund bears the risk of delay in the return of the security, impairing the Fund’s ability to vote on such matters.  A Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

The Adviser will retain lending agents on behalf of the Funds that are compensated based on a percentage of a Fund’s return on its securities lending.  A Fund may also pay various fees in connection with securities loans, including shipping fees and custodian fees.

Investments in Other Investment Companies or Other Pooled Investments, page 11

19.           Comment:  In light of the fact that the Funds may invest in “other investment companies” are “acquired fund fees and expenses” entries required in the fee tables?  If not required because the Funds’ investments in other investment companies will be de minimis, will they be included in “other expenses,” as permitted by Item 3, Instruction 3(f)(i) of Form N-1A?

Response:  The Trust anticipates that the fees and expenses associated with a Fund’s investment in other investment companies will be less than 0.01% of the Fund’s average net assets.  Therefore, pursuant to Form N-1A instructions, the Funds are not required to break out this expense in a separate sub-caption and any such fees will be included in “other expenses.”

U.S. Securities and Exchange Commission
June 9, 2014

The Trust will, however, continue to monitor the fees and expenses indirectly incurred by a Fund as a result of its investment in other investment companies, if any. To the extent that such fees and expenses exceed 0.01%, the Fund will include these fees and expenses in a separate sub-caption as required by Form N-1A.

Options, Futures, Forward Contracts, Swap Agreements and Hedging Transactions, page 37

20.           Comment:  Until this point in the Registration Statement, there has been no mention of the Funds investing in derivatives, PFICs, and REITs.  If the Funds may invest in such instruments, please describe in the prospectus or statement of additional information, as appropriate, the strategies and risks involved.  If, on the other hand, this tax disclosure is boilerplate, please delete it.

Response:  The tax disclosure initially provided in the Registration Statement regarding derivative and REIT investments has been removed as requested.  As the ValueShares International Quantitative Value ETF and MomentumShares International Quantitative Momentum ETF invest in foreign securities, tax disclosure regarding PFICs has been retained.  The ValueShares International Quantitative Value ETF’s and MomentumShares International Quantitative Momentum ETF’s investments in foreign securities are appropriately described in the prospectus and under the “Foreign Investments” sub-section of the of the “Investment Objective, Investment Strategies and Risks” section of the SAI.

Please do not hesitate to contact me at the above number or, in my absence, J. Stephen Feinour, Jr. at (215) 564-8521, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Alan R. Gedrich
Alan R. Gedrich, Esquire

cc:  J. Stephen Feinour, Jr., Esquire